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                                                               EXHIBIT 99(c)(9)
                                                               of Schedule 13E-3

               [MCKINNEY, STRINGER & WEBSTER, P.C. LETTERHEAD]



January 16, 1997


VIA FACSIMILE

Irwin Steinhorn, Esq.
Conner & Winters, P.C.
211 N. Robinson, Suite 1700
Oklahoma City, OK 73102

Re:      Purchase Price of Shares of Common Stock and
         Preferred Stock of United Oklahoma Bankshares, Inc.
         (the "Company") Our File No. 3876-11

Dear Irwin:

As requested by the Special Committee, we are writing to confirm that the maximum price which has been paid by Ameribank Corporation ("Ameribank") for shares of Common Stock of the Company is $0.50 per share. Ameribank made a tender offer in July 1995 to purchase shares of the Company's Preferred Stock for $18.00 per share. Since the tender offer, Ameribank has also acquired shares of the Company's Preferred Stock through private purchases at prices ranging from $18.00 to $49.50 per share. All of these transactions have been reported and filed with the Securities and Exchange Commission on Form 4. We have previously provided copies of the Form 4 filings made by Ameribank for the Special Committee's review.

Ameribank has entered into separate Stock Purchase Agreements with Ross McKnight, Tom Loy and affiliates of Mr. Loy, agreeing to pay additional consideration to each of such sellers equal to the consideration paid per share to the remaining stockholders of the Company if Ameribank, among other transactions, entered into a merger agreement with the Company within one (1) year of the date of the Stock Purchase Agreements and paid a higher price for shares of Common or Preferred Stock of the Company.

As the Common Consideration exceeds $0.50 per share and the Preferred Consideration exceeds $49.50 per share, Ameribank will be contractually obligated to pay these former shareholders additional consideration to equal the consideration per share agreed pursuant to the Merger Agreement.



Please call if you have any questions.

Yours sincerely,

/s/ JONNA D. KIRSCHNER

JONNA D. KIRSCHNER
For the Firm